Exhibit 4.2

LONG-TERM INCENTIVE PLAN No. 4

This Long-Term Incentive Plan No. 4 sets forth the rules applicable to the voluntary and revocable implementation of a long-term incentive plan to key-personnel of Zenvia Inc. and all of its controlled subsidiaries (each controlled subsidiary individually referred to as “Zenvia Group Company”, and Zenvia Inc. along with all of its controlled subsidiaries jointly referred to as “Zenvia Group”), to be paid in Class A common shares issued by Zenvia Inc. or in cash, pursuant to the concepts and criteria defined below (“ILP 4”).

Section 1 –  Defined Terms

1.1.              In addition to the terms defined throughout this ILP 4, the terms in capital letter below shall have the meanings ascribed to them hereinafter:

“Restricted Shares”

means a certain number of Class A common shares issued by Zenvia Inc. to be delivered to the Participants, calculated as set forth in this ILP 4, pursuant to the conversion methodology and upon fulfillment of the conditions provided by this ILP 4.

“Board of Directors”	means the Board of Directors of Zenvia Inc.

“Granting Agreement”

means the Granting Agreement entered into by and between a Zenvia Group Company and the Participant, setting forth the inclusion of the Participant in ILP 4 and, when applicable, the specific terms and conditions of the rights provided by this ILP 4.

“Granting Base Date”	means May 5th, 2022.

“Participants”	means the Eligible Professionals to be defined by the Board of Directors to take part in this ILP 4.

“Level 1 Participants”	means ILP 4 Participants occupying the following positions: Director, Senior Manager, Manager, Advisor, or Consultant, or Strategic Employee (Grade 22 or lower).

“Level 2 Participants”	means ILP 4 Participants occupying the following positions: (i) CEO, VP or Executive Officer (Grades 23 to 27), or (ii) Business Line Owners (Grades 20 to 24).

“Vesting Period”	means the period of twenty-eight (28) months following the Granting Base Date.

“Strategic Employees”

means the Employees occupying Grade 16 to 22 positions who, according to the assessment and designation of the Board of Directors, (a)  perform roles critical to the Zenvia Group, with great impact to the business, and/or (b) for which roles one may not easily find qualified substitutes available in the market.

Zenvia Inc.

means Zenvia Inc., a company duly organized and existing under the laws of the Cayman Islands, headquartered at Georgetown, Church Street, Ugland House, PO Box 309, Zipcode KY1-1104, which shares are authorized for trade in NASDAQ Stock Exchange (NASDAQ: ZENV).

Section 2 –  Premises of the Plan

2.1.         The premises of this ILP 4 are the following:

a.

The ILP 4 shall be applicable to the Eligible Professionals of the Zenvia Group Companies that become Participants, upon approval by the Board of the Directors and any other required corporate approvals;

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b.

Joining the ILP 4 is voluntary and shall be formalized through the signature of the respective Granting Agreement by the Participant and Zenvia or the Zenvia Group Company to which the Participant is associated on the Granting Base Date;

c.

In the context of this ILP 4, the right to receive Restricted Shares shall be considered as having been assigned to the Participants on the Granting Base Date, regardless of the date in which the Zenvia Group Company and the Participant have entered into the Granting Agreement;

d.

The amount of Class A common shares of Zenvia Inc. to be issued in relation to this ILP 4 shall not exceed two hundred and forty thousand (240,000). In case of splitting or reverse splitting of shares issued by Zenvia Inc., the threshold shall be automatically adjusted in the same ratio of such splitting or reverse splitting.

e.

The rights derived from this ILP 4 assigned to the Participants are strictly personal and shall not be assigned or transferred for any reason, except for legitimate and/or testamentary heirs in case of the Participant’s demise, pursuant to Section 6.2 below;

f.

Joining this ILP 4 shall not impair the receipt by Participants of possible short-term incentives, such as annual bonuses or profit sharing plans of the Zenvia Group Company to which they are associated, or of other long-term incentives that have already been or will be granted to Participants by said Zenvia Group Company.

Section 3 –  Eligibility

3.1.         The Board of Directors shall define the employees and executives eligible to join the ILP 4 among the following: (a) those occupying the position of CEO, VP, Executive Officer, Business Line Owner (BLO), Senior Manager, Manager, Advisor or Consultant in a Zenvia Group Company on the Granting Base Date, (b) Strategic Employees, or (c) those who are hired or promoted to the positions described in item “(a)” above or defined as Strategic Employees within four (4) months from the Granting Base Date (except for specific cases defined by the Board of Directors) (“Eligible Professionals”). No Eligible Professional shall be granted a sure, certain, or acquired right to be selected to join the ILP 4. The Board of Directors shall choose the Participants among the Eligible Professionals.

3.1.1.        The number of Strategic Employees eligible to join the ILP 4 shall be limited to ten percent (10%) of the professionals associated with the Zenvia Group as Strategic Employees.

3.2.         The Participant that wishes to join the ILP 4 to which they have been elected shall enter into the respective Granting Agreement within the term determined by the Board of Directors. The execution of the Granting Agreement shall entail express, irrevocable, and irreversible acceptance by the Participant of all the terms of this ILP 4, to which the Participant is bound to comply.

3.3.         The payment of Restricted Shares to Participants in the context of this ILP 4 shall be subject to the maintenance of the employment or contractual relationship between the Participant and the Zenvia Group Company during the Vesting Period (except for the provision of Section 6.2 below), in addition to the fulfillment of all other applicable obligations and conditions set forth in this ILP 4. The execution of the Granting Agreement and the election to join this ILP 4 do not guarantee the Participants any rights over the Restricted Shares and do not represent a guarantee to receive them, and constitute a mere expectation of a right. Until the ownership of the shares issued by Zenvia Inc. is effectively transferred to the Participant, the Participant shall have no shareholder rights or privileges, including, without limitation, voting rights or rights to receive dividends in relation to the shares.

Section 4 –  Granting Methodology

4.1.         Level 1 Participants. On the Granting Base Date, Level 1 Participants shall be granted the right to receive, upon completion of the Vesting Period and the fulfillment of the other conditions set forth in this ILP 4, as well as the execution of the Granting Agreement, a certain amount of Restricted Shares, calculated according to the criteria described in the following sections.

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4.1.1.       The amount of Restricted Shares attributed to each Level 1 Participant shall be calculated by multiplying the Participant’s monthly gross base salary as of March 31, 2022 (without any additional amounts, labor reflexes or benefits) by the multiple applicable to said position, pursuant to the table below (“Level 1 Amount”):

Position	Grade	Maximum Salary Multiple
Officer	22	6
Senior Manager / Advisor	21	3
Manager / Consultant	20	1
Strategic Employee	16-19	1

4.1.2.    The maximum multiples set forth in the table above shall be applicable to Level 1 Participants holding their respective positions on the Granting Base Date and that, therefore, are able to fully complete the Vesting Period.

4.1.2.1.     For Level 1 Participants hired or promoted to their respective positions or defined as Strategic Employees after the Granting Base Date within four (4) months following the Granting Base Date (except for decisions by the Board of Directors regarding specific cases), the effective multiple shall be calculated using the following formula:

Effective Multiple = Position Maximum Multiple x Effective Vesting ÷ Total Vesting

Where:

“Position Maximum Multiple” means the maximum multiple applicable to the position of the Level 1 Participant, pursuant to the table above;

“Total Vesting” means twenty-eight (28) months;

“Effective Vesting” means the number of months of the Vesting Period to be effectively fulfilled by the Level 1 Participant.

As an example, an Officer (whose Position Maximum Multiple is 6) hired or promoted to said position three (3) months following the Granting Base Date shall have an Effective Vesting of twenty-five (25) months, thus its Effective Multiple shall be calculated as follows:

Effective Multiple = 6 x 25 ÷ 28

Effective Multiple = 5,357

4.1.2.2.     For the calculation of the Effective Vesting in the context of this ILP 4, the following shall be observed: (a) for professionals hired and/or promoted up to the 15th day of each month, the whole month shall be considered, and (b) for professionals hired and/or promoted after the 15th day of each month, only the subsequent month onwards shall be considered.

4.1.3.     The Level 1 Amount calculated in Brazilian Reais pursuant to the Sections above shall be converted into Restricted Shares, considering a per Restricted Share value of R$ 75.728036 (US$ 14.27) – which corresponds to (i) the arithmetic average of the closing prices of Zenvia Inc. shares in the ninety (90) trading days following its debut in NASDAQ Stock Exchange, and (ii) the conversion rate of R$ 5.3068 Brazilian Real per US Dollar, pursuant to average of the PTAX-Venda Rate within the same period, as published by the Central Bank of Brazil.

4.1.4.     The total payment of the Restricted Shares shall be carried out within sixty (60) days following the end of the Vesting Period. At the end of the Vesting Period, the Board of Directors may, at its sole discretion, pay the Restricted Shares to the Level 1 Participants in the following manners, in accordance with Section 4.4 below:

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(i)

by means of the delivery of the amount of Class A common shares corresponding to the Restricted Shares owed to the Level 1 Participant, calculated pursuant to Section 4.1.3 above;

(ii)

in cash, by means of the payment of the amount, in Brazilian Reais, of the Restricted Shares, calculated on the final day of the Vesting Period, based on their closing price at NASDAQ Stock Exchange at that final day (or the immediately previous business day), converted by the PTAX-Venda Rate of the same day, as published by the Central Bank of Brazil; or

(iii)

by means of a mix of options (i) and (ii) above, pursuant to proportions set forth at discretion of the Board of Directors.

4.2.         Level 2 Participants. On the Granting Base Date, Level 2 Participants shall be granted the right to receive, upon completion of the Vesting Period and the fulfillment of the other conditions set forth in this ILP 4, as well as the execution of the Granting Agreement, a certain amount of Restricted Shares, calculated according to the criteria described in the following sections.

4.2.1.     The amount of Restricted Shares attributed to each Level 2 Participant shall be calculated by multiplying the Participant’s monthly gross base salary as of March 31, 2022 (without any additional amounts, labor reflexes or benefits) by the multiple applicable to said position, pursuant to the table below (“Level 2 Base Amount”):

Position	Grade	Maximum Salary Multiple
CEO	27	10
VP	25	10
Executive Officer	24	10
Executive Officer	23	10
Business Line Owner	20-24	1-10

4.2.2.     The same proportionality rule applicable to Level 1 Participants set forth in Section 4.1.2 above shall be applicable to the calculation of the salary multiples of Level 2 Participants, mutatis mutandis.

4.2.3.    Fixed Installment and Performance Adjustment. Upon fulfillment of the conditions set forth in this ILP 4 and in the respective Granting Agreements, Level 2 Participants shall have the right to receive a fixed installment of fifty percent (50%) of the Level 2 Base Amount in Restricted Shares. The remaining fifty percent (50%) of the Level 2 Base Amount shall be subject to the C-Level Performance Adjustment or to the BLO Performance Adjustment, depending on the position held by the Participant, pursuant to the following definitions and criteria.

4.2.3.1.

Performance Adjustment – CEO, VP and Executive Officers. Fifty percent (50%) of the shares to be distributed in the context of this ILP 4 to Level 2 Participants that hold the positions of CEO, VP or Executive Officer shall depend on the achievement of the Zenvia Group’s consolidated gross profit growth target defined by the Board of Directors for the Coverage Period (“C-Level Performance Adjustment”), pursuant to the following criteria:

a.

For the purpose of this ILP 4, the “Coverage Period” means the complete fiscal years of 2020, 2021, 2022 and 2023.

b.

At the end of the Coverage Period, the “Zenvia Performance Factor” applicable to the Restricted Shares of the Level 2 Participant subject to the C-Level Performance Adjustment shall be calculated pursuant to the targets listed in the table below. Intermediate values shall be calculated by interpolation, pursuant to the provisions of the Schedule I to this ILP 4 depicted in the chart below:

Performance Index	Below minimum threshold	Minimum Threshold	Target	Maximum threshold
Gross Profit Growth Target	> 80%	80%	100%	150%
Zenvia Performance Factor	0	50%	100%	225%

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Chart: Gross Profit Target in the Coverage Period vs. Zenvia Performance Factor

c.

For clarity’s sake, (i) if the Zenvia Group does not reach at least eighty percent (80%) of the gross profit growth target expected for the Coverage Period, the applicable Zenvia Performance Factor shall be zero – that is, the installment of Restricted Shares of the Level 2 Participant subject to the C-Level Performance Adjustment shall be nil –, and (ii) if the Zenvia Group exceeds one hundred and fifty percent (150%) of the gross profit growth target expected for the Coverage Period, the applicable Zenvia Performance Factor shall be two hundred and twenty-five percent (225%).

d.

The gross profit amounts used to calculate the percentage of the target met for the Coverage Period shall be extracted from the annual audited consolidated financial statements of Zenvia Group, and the gross profit targets for the Coverage Period shall be defined by the Board of Directors.

e.

In line with the provisions set forth in the Sections above, the effective number of Restricted Shares to be delivered to the Level 2 Participants that hold positions of CEO, VP and Executive Director in the context of this ILP 4 (“C-Level Effective Amount”) shall be calculated as follows:

C-Level Effective Amount =
(Level 2 Base Amount x 50%) + (Level 2 Base Amount x 50% x Zenvia Performance Factor)

4.2.3.2.

Performance Adjustment – Business Line Owners. (ii) Twenty-five percent (25%) of the shares to be distributed in the context of this ILP 4 to Level 2 Participants that hold the position of BLO shall depend on the achievement of the Zenvia Group’s consolidated gross profit growth target) and (ii)  twenty-five percent (25%) of the shares to be distributed in the context of this ILP 4 to Level 2 Participants that hold the position of BLO shall depend on the achevement of their respective Business Line gross profit growth target, as defined by the Board of Directors for the Coverage Period (“BLO Performance Adjustment”), pursuant to the following criteria:

a.

The Zenvia Performance Factor shall be calculated pursuant to Section 4.2.3.1, items ‘b’, ‘c’ and ‘d’ above.

b.

At the end of the Coverage Period, the “BL Performance Factor” applicable to the Restricted Shares of the Level 2 Participant subject to the BLO Performance Adjustment shall be calculated pursuant to the targets listed in the table below. Intermediate values shall be calculated by interpolation, pursuant to the provisions of the Schedule I to this ILP 4 depicted in the chart below:

Performance Index	Below minimum threshold	Minimum Threshold	Target	Maximum threshold
Gross Profit Growth Target	> 80%	80%	100%	150%
BL Performance Factor	0	50%	100%	225%

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Chart: Gross Profit Target in the Coverage Period vs. BL Performance Factor

c.

For clarity sake, (i) if the Business Line does not reach at least eighty percent (80%) of the gross profit growth target expected for the Coverage Period, the applicable BL Performance Factor shall be zero – that is, the installment of Restricted Shares of the Level 2 Participant subject to the BLO Performance Adjustment shall be nil –, and (ii) if the Business Line exceeds one hundred and fifty percent (150%) of the gross profit growth target expected for the Coverage Period, the applicable BL Performance Factor shall be two hundred and twenty-five percent (225%).

d.

In line with the provisions set forth in the Sections above, the effective number of Restricted Shares to be delivered to the Level 2 Participants that hold positions of BLO in the context of this ILP 4 (“BLO Effective Amount”) shall be calculated as follows:

BLO Effective Amount =
(Level 2 Base Amount x 50%) + (Level 2 Base Amount x 25% x Zenvia Performance Factor) +
(Level 2 Base Amount 2 x 25% x BL Performance Factor)

4.2.4.         The C-Level Effective Amount and the BLO Effective Amount shall be calculated in Brazilian Reais pursuant to Section 4.1.3 below.

4.2.5.        Upon completion of the Vesting Period, the Zenvia Group Company shall pay the Restricted Shares to the Level 2 Participants or in the other manners set forth in Section 4.1.4 above.

4.3.         Restrictions on Trading. The Class A common shares issued by Zenvia Inc. delivered to the Participants in the context of this ILP 4 may not be transferred or assigned to third parties, whether free of charge or not, in private negotiation or stock market, for a period of one hundred and eighty (180) days following its definitive delivery to said Participant, except if (i) said shares have been duly registered for trading with the Securities and Exchange Commission (“SEC”), or (ii) the applicable legislation provides a specific waiver allowing the transference or assignment of such shares without its registration with the SEC. In any case, the trade of such Class A common shares shall be subject to the provisions of the Zenvia Group Policies and Procedures for Trading in Securities.

4.3.1.   Notwithstanding the provision above, when the payment of Restricted Shares involves the delivery of shares issued by Zenvia Inc. to the Participants, the Board of Directors may (i) establish and disclose fixed terms for the Participants to receive the shares to which they are entitled, (ii) establish at any time, additional restrictions for the receipt of shares in dates that precede the disclosure of material facts, including dates that precede the closing of the fiscal year and the publishing of financial statements and quarterly or annual results, decisions of capital increase, dividends distributions, distribution of bonus shares, share splits and the publishing of the respective public notices thereto, as well as other dates in which the Board of Directors deems the temporary suspension of the delivery of shares to Participants to be reasonable, and (iii) determine that the sale of Class A common shares received by the Participants in the context of this ILP 4 be carried out according to a sale plan to be established in agreement between the Participant and Zenvia Group’s Investor Relations Office, in order to avoid a negative impact on the price of the Zenvia Inc. shares.

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4.4.         Taxes. The Zenvia Group Company and the Participants shall be liable for the taxes levied on the operations set forth in this ILP 4 according to the applicable law. If required by the applicable law , the Zenvia Group Company shall withhold the taxes owed by the Participant and pay the amount of Restricted Shares net of said taxes. For clarity’s sake, when the Zenvia Group Company withholds at source the taxes owed by the Participant and the payment of Restricted Shares is carried out by means of the delivery of Class A common shares issued by Zenvia Inc., the amount of shares delivered to the Participants shall correspond to the amount of the Restricted Shares net of the value of the withheld taxes.

Section 5 –  Specific Conditions and Amendments

5.1.         The Board of Directors shall be entitled, in specific cases, to (a) reduce the Vesting Period or dismiss the fulfillment of the Vesting Period by the Participant, (b) reserve repurchase options and/or pre-emption rights to Zenvia Inc. in relation to Class A common shares issued in the context of this ILP 4, (c) review and change Zenvia Group’s or Business Lines’ gross profit growth targets established for the Coverage Period, (d) amend (including with regard to the formula set forth in Section 4 above) or, as applicable, extinguish this ILP 4 before the end of the Vesting Period in order to preserve the financial stability of the Zenvia Group.

5.2.           Any amendments to the SEC and NASDAQ Stock Exchange regulationsapplicable to Zenvia Inc., as well as to any other material legislative or case-law amendments related to public companies, to labor laws and/or to the tax effects of the grant of restricted shares to employees under incentive plans, in Brazil, in the Cayman Islands or in any jurisdiction in which the Zenvia Group conducts business, may lead to the complete revision or extinction of this ILP 4.

5.3.          Notwithstanding the provisions of Sections 5.1 and 5.2 above, this ILP 4 may be updated, amended, reviewed, or cancelled at the sole discretion of the Board of Directors without the approval of the Participants, provided that any rights acquired upon completion of the Vesting Period shall be preserved.

Section 6 –  Termination of a Participant’s Agreement; Suspension and Loss of Rights

6.1.          If any Participant, prior to the completion of the Vesting Period (a) is dismissed or removed from its position with cause, (b) voluntarily retires, or (c) quits or resigns his/her respective position by personal initiative, said Participant shall lose the right to receive the Restricted Shares to which they would be entitled to in the context of this ILP 4.

6.2.          If any Participant, prior to the completion of the Vesting Period, (a) is dismissed or removed from its position without cause, (b) is stricken with supervenient civil incapacity or retires due to invalidity, or (c) deceases, the right of said Participant to receive the Restricted Shares shall be preserved (or of its legal and/or testamentary heirs, as applicable in case of demise), proportionally to the period of the Vesting Period effectively completed from the execution of the respective Granting Agreement to the date of the termination, being ascertained that the other rules applicable to the calculation of the amount of Restricted Shares to be delivered and the applicable trade restrictions set forth in this ILP, as well as the provisions of Section 6.6 below.

6.3.        For the purpose of this ILP 4, “Cause” means (a) any of the causes set forth in Article 482 of the Brazilian Consolidation of Labor Laws, (b) proven violation (i) of material duties and obligations set forth in the employment agreement or in the service agreement of the Participant, pursuant to the applicable law, (ii) of the Memorandum and Articles of Association of Zenvia Inc., of Zenvia’s bylaws, of the bylaws or articles of association of the Zenvia Group Companies, as applicable, and of Zenvia Group applicable corporate policies, especially (but without limitation) the Zenvia Group’s Code of Ethics and Conduct and Anti-Corruption and Anti-Bribery Policy, and (iii) fiduciary duties applicable to officers set forth in the applicable law, if the Participant occupies a position of officer of Zenvia or a Zenvia Group Company, and (c) first instance conviction for the practice of any crimes set forth in Brazilian law.

6.4.          If any of the facts listed in Section 6.3 above take place after the end of the Vesting Period, the rights granted to the Participants in the Context of this ILP 4 shall not be modified, except in case of a just cause dismissal due to a fact which has provenly taken place before the end of the Vesting Period.

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6.5.          The granting of the rights derived from this ILP 4 shall be immediately suspended in relation to any Participant that becomes formally investigated, indicted, cited, or summoned in investigative, administrative, or judicial proceedings aimed at ascertaining the practice of illegal acts by the Participant involving Zenvia, a Zenvia Group Company or Zenvia Inc. or any crimes set forth by the applicable law. The suspension shall be lifted upon definitive absolution of the Participant.

6.6.         In case of demise or supervenient civil incapacity, notwithstanding the moment it takes place, the payment of the Restricted Shares to which the deceased or incapable Participated is entitled shall be carried out to the legitimate person that provenly represents interests of the Participant’s estate. If proof is not presented within one (1) year following the date of the agreement termination event, the rights of the deceased or incapable Participant to the Restricted Shares issued in the context of this ILP 4 shall be lost.

Section 7 –  Term

7.1.           This ILP 4 shall be in effect for an indeterminate term.

Section 8 –  Miscellaneous

8.1.           Any cases not covered by this ILP 4 shall be regulated by the Board of Directors.

8.2.          If, for any reason, any provision of this ILP 4 is deemed to be invalid, illegal, or ineffective, the invalidity, illegality and ineffectiveness shall be restricted to such disposition, and the validity, legality, and effectiveness of the remaining provisions of this ILP 4 shall not be affected in any way.

8.3.           This ILP 4 shall be governed and interpreted pursuant to the laws of the Cayman Islands. Any disputed between Participants and Zenvia regarding this ILP 4 shall be resolved pursuant to the Granting Agreement.

8.4.          The existence of this ILP 4 or of the Granting Agreements shall not prevent or undermine any operation involving, directly or indirectly, whether free of charge or not, totally or partially, shares issued by Zenvia Inc. or any Zenvia Group Company (including, without limitation, corporate restructuring operations such as transformation, incorporation, merger, demerger or transference of share interest, with or without change of control, or delisting), and carrying out said operations shall not depend on prior or latter approval by any Participant.

8.5.         No provision of this ILP 4 shall be construed as granting any rights to the Participants other than those expressly set forth herein, nor shall it grant the Participants any rights regarding tenure as officers or employees, independently of position or role, nor shall it interfere in any way with the right of any Zenvia Group Company to terminate at any time its relationship with the Participant.

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Approved by the Board of Directors of Zenvia Inc. on the meeting held on May 4th, 2022.

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Schedule I

Performance Factor Percentages

Percentage of Gross Profit Growth Target met in the Coverage Period	Performance Factor
< 80%	0
80%	50%
81%	53%
82%	55%
83%	58%
84%	60%
85%	63%
86%	65%
87%	68%
88%	70%
89%	73%
90%	75%
91%	78%
92%	80%
93%	83%
94%	85%
95%	88%
96%	90%
97%	93%
98%	95%
99%	98%
100%	100%
101%	103%
102%	105%
103%	108%
104%	110%
105%	113%
106%	115%
107%	118%
108%	120%
109%	123%
110%	125%
111%	128%
112%	130%
113%	133%
114%	135%

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Percentage of Gross Profit Growth Target met in the Coverage Period	Performance Factor
115%	138%
116%	140%
117%	143%
118%	145%
119%	148%
120%	150%
121%	153%
122%	155%
123%	158%
124%	160%
125%	163%
126%	165%
127%	168%
128%	170%
129%	173%
130%	175%
131%	178%
132%	180%
133%	183%
134%	185%
135%	188%
136%	190%
137%	193%
138%	195%
139%	198%
140%	200%
141%	203%
142%	205%
143%	208%
144%	210%
145%	213%
146%	215%
147%	218%
148%	220%
149%	223%
150%	225%
> 150%	225%

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